NEWS RELEASE

November 24, 2008	Release 07-2008

WESTERN COPPER APPOINTS NEW EXECUTIVE VICE PRESIDENT

VANCOUVER, B.C. - Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce the appointment of Dr. Paul West-Sells to the position of Executive Vice President, Corporate Development, effective immediately.

Dr. West-Sells will report to Mr. Dale Corman, President & CEO of Western Copper.

“Paul’s extensive understanding of the mining industry has been instrumental in advancing Western Copper’s projects” said Mr. Dale Corman “in his new role Paul will lead the direction and the execution of the Company’s strategic initiatives, mergers and acquisitions, and help drive our projects towards production.”

Dr. West-Sells has over 15 years experience in the mining industry. Since obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he has worked with BHP, Placer Dome, and Barrick in a series of increasingly senior roles in Research and Development and Project Development. Most recently, he led the advancement of Western Copper’s Casino copper-gold-molybdenum through pre-feasibility engineering to permitting.

About Western Copper
Western Copper is a Vancouver based exploration and development company with significant gold, copper and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties and one Mexican property. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable copper deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Co-Chairman & CEO

Investor Contact:

Chiara Orrigoni - Investor Relations
T 604.684.9497
info@westerncoppercorp.com

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com